Filed by Polestar Automotive Holding UK Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to 14a-12 under the

Securities Exchange Act of 1934

Form F-4 File No. (333- )

Subject Companies:

Polestar Automotive Holding UK Limited

Gores Guggenheim, Inc.

(Commission File No. 001-40265)

TRANSCRIPT DRAFT

List of Participants

•	Eric Hackel, Managing Director, Deutsche Bank

•	Alec Gores, Chairman, Gores Guggenheim

•	Mark Stone, Chief Executive Officer, Gores Guggenheim

•	Thomas Ingenlath, Chief Executive Officer, Polestar

•	Nils Mosko, Strategy & Business Development, Polestar

Introduction (Eric Hackel, Managing Director, Deutsche Bank)

Good morning everyone – this is Eric Hackel from Deutsche Bank. Thank you for joining our announcement call today. We are very excited to announce the de-SPAC transaction between Gores Guggenheim and Polestar. Before we begin, I would like to remind everyone that our remarks contain forward-looking statements and we refer you to slides 2 and 3 of the publicly filed investor presentation for a detailed discussion of these forward-looking statements and associated risks. With that, I would like to introduce today’s speakers: Alec Gores, Chairman of Gores Guggenheim, and Mark Stone, CEO of Gores Guggenheim, as well as Thomas Ingenlath, Chief Executive Officer of Polestar, and Nils Mosko, Strategy and Business Development at Polestar. With that, I will now turn our conference over to Alec for some opening remarks.

Opening Remarks (Alec Gores, Chairman, Gores Guggenheim)

Thank you, Eric, and good morning everyone. I would first like to thank you all for joining us today. We are incredibly excited to share with you the proposed business combination between Gores Guggenheim and Polestar.

Gores Guggenheim set out to find a partner with a strong growth profile and high quality management team with an attractive valuation proposition, and we believe Polestar fits these criteria perfectly. This transaction represents the ninth de-SPAC business combination for the Gores platform, and we view this as an incredible opportunity to collaborate with a company that is a stand-out in the EV space. Focused on design, performance, technology, and sustainability, Polestar is truly differentiated from other EV companies and already has cars on the road across the globe with three new models expected to launch over the next few years. I personally have had the privilege of seeing the line-up of upcoming models – these cars are unlike any others you have seen on the road – and represent best-in-class innovation and industry-leading design.

Polestar offers the unique combination of a visionary, innovative and nimble team with the ability to leverage a deep history of manufacturing expertise through its partnership with Volvo. Sustainability continues to be a key component of our investment strategy and sustainability is at the epicenter of Polestar’s mission. Following this transaction, the Company is expected to be well positioned to capitalize on these exciting times for car manufacturers. This transaction is consistent with our track record of partnering with innovative, leading companies and we are confident we will be able to help support Polestar achieve its long-term goals.

Now, I would like to hand the presentation over to Mark Stone to provide further detail regarding the transaction terms and investment highlights.

Transaction Highlights (Mark Stone, Chief Executive Officer, Gores Guggenheim)

Thank you, Alec. For those of you who saw the press release this morning, we filed a detailed investor presentation that provides an overview of both Polestar and the transaction.

We have looked at many high-growth opportunities in the autonomous driving and EV space over the last several years and only two delivered a level of unparalleled differentiation & competitive advantage that we felt critical to achieving success in the market – Luminar, which we brought public at the end of last year and, now, Polestar. Polestar is a design-led, sports-performance oriented electric OEM focused on industry-leading sustainability solutions while rapidly integrating the latest tech into its cars. Polestar is a real company. It’s one of only two global pure-play EV OEMs making and selling cars today. The company is targeting $3.2 billion in revenue next year and its first mass-production model – the Polestar 2 – has already won 47 awards globally. The company is currently present in 14 markets and rapidly expanding to 30 planned markets in the next 2 years.

One of Polestar’s most compelling points of differentiation is that it combines the best of both worlds. It offers the agility and disruption of a pure-play start-up while benefiting massively through its leverage of the infrastructure of Volvo and Geely. This leverage gives Polestar a unique and some might say “unfair” advantage in its ability to move at an unrivaled pace, exemplified by its plan to roll out three new vehicles over the next three years – something no other EV company has been able to do. The company already has near instant global reach and an asset-light model that we believe will deliver industry-leading capital intensity and return on assets metrics. Polestar has the enviable ability to tap the group ecosystem for leverage in fundamental areas such as manufacturing, supply chain, safety testing, customer delivery and after-sales support, leaving it the luxury of focusing its time and efforts on core areas of differentiation – key elements that turn heads on the road, deliver superior driving and customer experiences, growing the business and ramping the brand. Polestar is not just another electric car company – it’s the brand that is redefining luxury for the sustainable age.

Polestar is also optimally positioned to capitalize on the highest pockets of growth in a rapidly accelerating EV market. The company already has an expanding presence today in the fastest growing geographies and three new models planned to launch over the next several years. Polestar’s model line-up will soon address the overwhelming majority of the luxury market, covering a wide array of price points and vehicle categories that lets customer grow with the brand.

We believe Polestar will be one of the most successful and exciting pure-play EV companies for years to come and we are excited to be part of their story. Now let me turn it over to Thomas.

Polestar (Thomas Ingenlath, Chief Executive Officer, Polestar)

Thank you Alec and Mark.

Ladies and gentlemen, thank you for joining.

I am Thomas Ingenlath, CEO of Polestar.

Polestar is already up and running. Other electric car companies have come to the market asking for funds to build their factories, develop their cars and build their brand. We have already done all three.

There are plenty of companies out there that can make electric cars, but none of them are like Polestar.

This is a company that combines the best of both worlds. Polestar is an unconventional innovative young company with speed and agility, but at the same time we have access to industrial heritage and expertise through our strong partnership with Volvo Cars.

This partnership gives Polestar access to massive development and manufacturing resources. It also provides worldwide distribution and supply channels, and for our customers, this means they can have confidence in the quality and safety of our cars, providing credibility and trust to a young brand like Polestar.

At the same time, Polestar can develop cars free from the legacy technologies and processes of the past.

We have built a powerful, inspiring brand with avant-garde, outstanding design at its core. Scandinavian high-tech minimalism defines the luxury for the sustainable age.

Our cars are outstanding, press and customers fall in love with them. The Polestar 2 alone has won 47 awards around the globe and counting.

We are on a mission to improve the society we live in by accelerating the shift towards sustainable mobility. We understand that being electric is not enough––it’s a starting point.

We have announced a public target of creating a truly climate- neutral car that will leave the factory gate with a zero CO2 burden, by 2030. We wanted to create a sense of urgency both internally and externally – and to hold ourselves accountable.

When I say Polestar is an industry leader, I mean it. For example, we are the only car maker to publish full details of the Life Cycle Analysis for the Polestar 2 and for our future cars.

This is a simple number that summarizes the full climate impact of a car during its entire life. It allows buyers to compare cars from different manufactures and make an informed decision. Well at least, they could, if other car makers were as transparent.

That is why we have publicly urged the rest of the car industry to do the same. We need a standardized way of measuring and communicating carbon footprint, making it easy for the consumer to compare CO2 emissions along with price and range.

These actions are being noticed by our customers. They see a brand that incorporates the values of our time with direct, active engagement. We are not just building a customer base like the old days, but a community that is growing strongly across our markets.

We have talked about our established manufacturing capacity, our cars on the road, our strong brand and our solid business model, now the time has come to talk about our future.

The product portfolio expansion targeted over the next three years will be the heartbeat of this company.

The luxurious Polestar 1 is a collector’s item, with a carbon fiber body and the world’s longest pure electric range of a plugin hybrid. With a price tag of 155,000 U.S. dollars, it defined the upper price point for the brand.

With the all-electric Polestar 2, we established the entry level for Polestar. Starting from around 45,000 U.S. dollars, it brought to the world the first integration of the Android Infotainment system, powered by Google. Recognized as the new benchmark in the car industry for voice recognition and intuitive interface.

Next year, 2022, we plan to launch a major milestone product, the Polestar 3.

A luxurious, electric performance SUV that we believe will define the way SUVs look in the electric age. Priced in the range of a Porsche Cayenne –it will be our first product with centralized computing, powered by Nvidia, and with redundant system possibilities, by that well prepared for the autonomous age.

In 2023, we plan to launch Polestar 4. A sporty SUV Coupe, priced below the Polestar 3 with a high-volume potential.

And we expect Polestar 5 production to start in 2024 and to be on the roads in 2025. The Precept-dream-come-true; the ultimate highlight and pinnacle of our design and technology ramp up.

So, in short, this is a goal of one car per year for the next three years. These cars are designed and ready to go.

Now to summarize:

Polestar is up and running and ready to grow. We offer all the benefits of our relationship with an established OEM, combined with the dynamism of a new company. Our cars are on the roads and winning awards. Our brand is established and respected. Polestar stands up for a cleaner planet and is prepared to act to justify these values.

Now let’s look at some of the investment highlights.

The global car industry is undergoing its most fundamental transformation of the last 100 years.

Polestar is a company that is firmly positioned at the forefront of this transformation.

Investment highlight number 1 – Capitalizing on the fastest growing segments.

Polestar operates in some of the fastest growing segments of the global market: premium luxury EVs.

We target:

•	That Polestar’s product line-up is expected to cover over 80% of the premium/luxury market;

•	That our models will sit in the fastest growing categories; and

•	That with our global presence, we aim to ride on double digit market growth across the 3 continents where we are already present today.

Polestar is one of only two global premium EV players. Looking at the broader luxury landscape, only some OEMs sell with an EV / PHEV share above 35% and only a handful are pure EV players. Now, when you ask which of those sell globally today, the answer is that Polestar and Tesla are the only pure EV players with mass production and an established global reach.

Furthermore, Polestar develops its own EV specific technologies like the P10, one of the most powerful electric motors with an outstanding 450kW, which means over 600 horsepower in a single unit.

This, top-of-the-line drivetrain, is expected to be in all our future products starting with Polestar 3. And our state-of-the-art 800V battery technology is anticipated to be launched in Polestar 5.

This is Polestar’s own technology developed by some of Europe’s best engineers at our two R&D hubs, one in Gothenburg, Sweden and one in Coventry in the United Kingdom.

This is one of Polestar’s core in-house competences.

Combined with the Google infotainment system, we have proven the strong benefit for our customers when we team up with powerful partners. In Polestar 3, we expect to have the technology on board that will enable unsupervised highway piloting by software from Zensact, the best-in-class long range lidar from Luminar and the computing power from Nvidia.

Moving on to investment highlight 4 – our asset light model, a key differentiator.

Polestar benefits from a light and scalable set-up, but is fortified by the experience and infrastructure resources that the established players Volvo and Geely give us access to.

Our product portfolio is contract-manufactured in state-of-the-art group facilities that are already operating today. Polestar 3 for example will not only be produced in Volvo’s Chengdu plant but also in Charleston, US. Building in America for American customers.

This asset-light model makes Polestar an extremely efficient company, using significantly less capital to generate assets and revenue compared to traditional OEMs or EV start-ups.

Investment highlight five – a digital first, direct to customer approach. Polestar is directly connected to its customers through their mobile devices. Exploring the brand and the products, configuring, ordering, paying, financing, booking services – all in your hand.

Complementing this digital experience, our spaces and destinations in metropolitan downtown areas give customers the opportunity to experience the brand real-time, test drive our cars and talk to our experts. Polestar’s service can leverage on the existing Volvo workshop network giving our customers today more than 500 service points worldwide, targeted to expand to over 800 by 2023. At that point in time, we target to be operative in over 30 markets worldwide. Operating in 30 markets, having over 500 service points and over 150 Polestar Spaces – this is unheard for a brand as young as ours.

Investment highlight number 6—We have an attractive, high-growth financial model with fast volume growth and the plan to achieve a near-term path to profitability and positive cash flow.

Let’s take a closer look at the financial plan, over to Nils.

Financial Plan (Nils Mosko, Strategy & Business Development, Polestar)

Thanks Thomas.

Hi, my name is Nils Mösko, and I am in charge of Strategy at Polestar

We started selling cars globally in August 2020 and our plan is to grow from almost 10k cars in 2020 to 290k by the middle of the decade.

That growth is based on 4 pillars:

Firstly, the overall market is expected to grow from 1.4 million in 2020 to almost 5 million by 2025.

Secondly, our planned product portfolio expansion with 2 SUVs and the Polestar 5, expected to be introduced by 2024.

Thirdly, we plan to expand even further by growing within the existing markets. For example in the US we aim to expand the retail network from 4 spaces to around 35 by the middle of next year.

Finally, we also expand to new markets. We are already active in 14 markets across the North America, China and Europe, and as Thomas already mentioned we target to be operative in over 30 markets worldwide by 2023.

Now what does that mean financially?

Well, in terms of revenue development, we expect to go from around 600 million U.S. dollars in 2020 to almost 18 billion by mid-decade. Revenue is targeted to be growing faster than volume as we introduce a richer mix. Gross profits should follow the same pattern. In 2023 we expect to reach a gross margin of around 22% with the Polestar 3 volumes coming through. Further helped by the introduction of the Polestar 4 & 5 in 2024 and 2025, respectively.

Importantly, we plan to EBIT break even by 2023 – with Polestar 3 volumes coming through and us gaining a certain operating leverage.

By mid-decade, we aim to reach a 9% EBIT margin mainly driven by the core business drivers – based on our plans for 3 new models, growth within existing and new markets and operating leverage. We also aim to monetize on our in-house developed technology, and anticipate to reach cash flow break-even by 2024.

Importantly, and worth reminding, we are investing in growth while benefitting from an asset-light model with significantly lower capex needs. We believe our asset-light model will lead to strong cash generation alongside our continued strong growth and investments.

By that, I hand back to Thomas now.

That leaves me to briefly introduce you to our distinct corporate culture, which is designer-led, visionary and fully committed to sustainability.

We have a truly diverse blend of passionate and dedicated leaders and employees, all committed to electrification and sustainability, relentlessly focused in making Polestar a zero-emission company.

We are all united in our vision:

Polestar the guiding star in the sustainable era of the automotive industry.

With direct consumer business, access to a global manufacturing footprint, and already today delivery to thousands of customers.

We are rolling out in new markets, across the globe, we are already today performing over-the-air software updates across Europe, China and the US and we plan to launch 3 new cars by 2025, one each year, not something seen by any other start up.

This is the success formula of Polestar.

Mark, I will now pass it back to you to discuss valuation and for closing remarks.

Transaction Overview (Mark Stone, Chief Executive Officer, Gores Guggenheim)

Thank you, Thomas. Turning our attention back to the transaction summary, Gores Guggenheim is bringing approximately $1.05 billion in equity proceeds to the transaction, comprised of approximately $800 million in trust and approximately $250 million in a fully committed PIPE. 100% of the net proceeds delivered in the transaction will be going to Polestar’s balance sheet to fund its business plan, largely going towards new model development and launches.

We are bringing Polestar public at an approximately $20 billion, fully diluted, enterprise value, representing a 3x 2023E revenue multiple, and existing Polestar shareholders will hold approximately 94% of the company post-close.

Turning ahead to the next two pages, in terms of comps, Polestar and Tesla are the only two pure-play EV OEMs with a global presence that are manufacturing and selling cars today. Separate from Tesla, Polestar is the only EV OEM that expects to have two SUVs on the road by the end of 2023, covering the overwhelming majority of the premium, luxury SUV market. Polestar stands apart from all other comps with its asset light model, which we believe will deliver industry-leading capital intensity and return on assets metrics.

We are bringing Polestar to market at a very attractive entry valuation, providing investors a 260% upside to Tesla’s 2023 revenue multiple and a 115% upside to Lucid’s 2023 multiple. We have included Lucid given its focus on the luxury market and projected high-growth forecast, despite its capital-intensive business model and lack of mass production or global presence today. The other two players are for reference, and in our view, less relevant given they are regional players focused on the Chinese market.

Please stay tuned as Gores Guggenheim will file a definitive proxy statement in connection with the proposed business combination with the SEC, which will be mailed with other relevant documents to its stockholders. The proxy statement will contain important information about the proposed business combination, which is subject to the approval of Gores Guggenheim stockholders, and we anticipate the transaction will close in the first half of 2022.

If you have any questions, please reach out to our advisors on the transaction. Thank you, again, for your time today.

Forward-Looking Statements

Certain statements in this transcript (“Transcript”) may be considered “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or the future financial or operating performance of Gores Guggenheim, Inc. (“Gores Guggenheim”), Polestar Performance AB and/or its affiliates (the “Company”) and Polestar Automotive Holding UK Limited (“ListCo”). For example, projections of future Adjusted EBITDA or revenue and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “forecast”, “plan”, “seek”, “future”, “propose” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Gores Guggenheim and its management, and the Company and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of definitive agreements with respect to proposed business combination between Gores Guggenheim, the Company, ListCo and the other parties thereto (the “Business Combination”); (2) the outcome of any legal proceedings that may be instituted against Gores Guggenheim, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of Gores Guggenheim, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination; (9) risks associated with changes in applicable laws or regulations and the Company’s international operations; (10) the possibility that the Company or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the Company’s estimates of expenses and profitability; (12) the Company’s ability to maintain agreements or partnerships with its strategic partners Volvo Cars and Geely and to develop new agreements or partnerships; (13) the Company’s ability to maintain relationships with its existing suppliers and strategic partners, and source new suppliers for its critical components, and to complete building out its supply chain, while effectively managing the risks due to such relationships; (14) the Company’s reliance on its partnerships with vehicle charging networks to provide charging solutions for its vehicles and its strategic partners for servicing its vehicles and their integrated software; (15) the Company’s ability to establish its brand and capture additional market share, and the risks associated with negative press or reputational harm, including from lithium-ion battery cells catching fire or venting smoke; (16) delays in the design, manufacture, launch and financing of the Company’s vehicles and the Company’s reliance on a limited number of vehicle models to generate revenues; (17) the Company’s ability to continuously and rapidly innovate, develop and market new products; (18) risks related to future market adoption of the Company’s offerings; (19) increases in costs, disruption of supply or shortage of materials, in particular for lithium-ion cells or semiconductors; (20) the Company’s reliance on its partners to manufacture vehicles at a high volume, some of which have limited experience in producing electric vehicles, and on the allocation of sufficient production capacity to the Company by its partners in order for the Company to be able to increase its vehicle production capacities; (21) risks related to the Company’s distribution model; (22) the effects of competition and the high barriers to entry in the automotive industry, and the pace and depth of electric vehicle adoption generally on the Company’s future business; (23) changes in regulatory requirements, governmental incentives and fuel and energy prices; (24) the impact of the global COVID-19 pandemic on Gores Guggenheim, the Company, the Company’s post business combination’s projected results of operations, financial performance or other financial metrics, or on any of the foregoing risks; and (25) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Gores Guggenheim’s final prospectus relating to its initial public offering (File No. 333-253338) declared effective by the SEC on March 22, 2021, and other documents filed, or to be filed, with the U.S. Securities and Exchange Commission (the “SEC”) by Gores Guggenheim or ListCo, including the Registration/Proxy Statement (as defined below).

There may be additional risks that neither Gores Guggenheim, the Company nor ListCo presently know or that Gores Guggenheim, the Company or ListCo currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Nothing in this Transcript should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Gores Guggenheim, the Company nor ListCo undertakes any duty to update these forward-looking statements.

Projections

This Transcript contains financial forecasts with respect to the Company’s projected financial results, including revenue, for the Company’s fiscal years 2021 through 2025. The Company’s independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Transcript, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Transcript. These projections should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this Transcript should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

Additional Information

In connection with the proposed Business Combination, (i) ListCo is expected to file with the SEC a registration statement on Form F-4 containing a preliminary proxy statement of Gores Guggenheim and a preliminary prospectus (the “Registration/Proxy Statement”), and (ii) Gores Guggenheim will file a definitive proxy statement relating to the proposed Business Combination (the “Definitive Proxy Statement”) and will mail the Definitive Proxy Statement and other relevant materials to its stockholders after the Registration/Proxy Statement is declared effective. The Registration/Proxy Statement will contain important information about the proposed Business Combination and the other matters to be voted upon at a meeting of Gores Guggenheim stockholders to be held to approve the proposed Business Combination. This Transcript does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. Before making any voting or other investment decisions, securityholders of Gores Guggenheim and other interested persons are advised to read, when available, the Registration/Proxy Statement and the amendments thereto and the Definitive Proxy Statement and other documents filed in connection with the proposed Business Combination, as these materials will contain important information about Gores Guggenheim, the Company, ListCo and the Business Combination. When available, the Definitive Proxy Statement and other relevant materials for the proposed Business Combination will be mailed to stockholders of Gores Guggenheim as of a record date to be established for voting on the proposed Business Combination. Stockholders will also be able to obtain copies of the Registration/Proxy Statement, the Definitive Proxy Statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Gores Guggenheim, Inc., 6260 Lookout Rd., Boulder, CO 80301, attention: Jennifer Kwon Chou.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Gores Guggenheim and certain of its directors and executive officers may be deemed participants in the solicitation of proxies from Gores Guggenheim’s stockholders with respect to the proposed Business Combination. A list of the names of those directors and executive officers and a description of their interests in Gores Guggenheim is set forth in Gores Guggenheim’s filings with the SEC (including Gores Guggenheim’s final prospectus related to its initial public offering (File No. 333-253338) declared effective by the SEC on March 22, 2021), and are available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Gores Guggenheim, Inc., 6260 Lookout Rd., Boulder, CO 80301, attention: Jennifer Kwon Chou. Additional information regarding the interests of such participants will be contained in the Registration/Proxy Statement for the proposed Business Combination when available.

The Company and ListCo, and certain of their directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Gores Guggenheim in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination will be included in the Registration/Proxy Statement for the proposed Business Combination when available.

No Offer and Non-Solicitation

This Transcript is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Gores Guggenheim, the Company or ListCo, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.